Sub-Item 77Q2


Prudential Global Short Duration High Yield Fund, Inc.


Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section 16(a) filing requirements applicable to the Funds officers and directors, investment adviser and affiliated persons of the investment adviser were complied with.